

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Mathias Hermansson
Chief Financial Officer
Veoneer, Inc.
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

   Re: Veoneer, Inc.
     Draft Registration Statement on Form 10-12B
     Submitted March 19, 2018
     CIK No. 0001733186

Dear Mr. Hermansson:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibit 99.1

Summary
Business
Veoneer's Competitive Strengths, page 2

1. Please balance your disclosure in this section and in your "Company Evolution" section on page 67 to address your net losses, which have appeared to increase during the three most recently completed fiscal years.

Special Note About Forward-Looking Statements, page 47

2.   We note your disclosure regarding the Private Securities Litigation Reform Act of 1955 ("PSLRA"). Please note that the safe-harbor for forward-looking statements provided by the PSLRA applies to issuers that are subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act at the the time the statements are made. Please revise to remove the implication that the statements in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Unaudited Pro Forma Condensed Combined Financial Statements, page 59

3.   Please include disclosure of your liquidity position resulting from the spin-off and distribution. In this regard, please disclose you will have no additional material outstanding debt and that the cash contribution anticipated to be received from Autoliv will be reflected as an increase to both cash and equity and may be used for working capital and other purposes as described elsewhere in the filing. This appears to be a material term of the transaction and would facilitate a complete description of the transaction pursuant to Rule 11-02(b)(2)(i) of Regulation S-X.

Business, page 65

4.   We note your disclosure on page 108 that, "[o]n June 30, 2017, Veoneer committed to make a $15 million investment in Autotech Fund I, L.P. pursuant to a limited partnership agreement . . . ." Please describe the material terms of the limited partnership agreement or advise.

Overview
Overview of SAE's International's Automation Levels, page 66

5.   Please revise your graphics on pages 66 and 74 to make the text legible.

Our Autonomous Driving Ecosystem, page 70

6.   Please further describe the strategic partnerships discussed here and file any material contracts related to these partnerships, or advise.

Research & Development and IP, page 82

7.   We note your disclosure on page 83 that you "currently hold approximately 1,200 active patents and patent applications which will expire between 2018 and 2037." Please quantify the number of patents you currently hold, and, if material, discuss the potential effect on your business that the expiration of any specific patents will have on your business, as well as indicate the year that specific patent will expire. In addition, please identify the duration and importance of all material trademarks and licences held pursuant to Item 101(c)(iv) of Regulation S-K.

Customers, page 83

8.	Please briefly describe the material terms of the different types of contracts you sign with you customers, and, if material, describe the material terms of the lifetime contract order of more than $1 billion for your new braking system that ANBS signed in January 2017. In addition, please describe the material terms of your joint venture agreements with Nissin Kogyo and with Volvo Cars, and file these agreements as exhibits to your registration statement or tell us why you believe this is not necessary.

Certain Relationships and Related Persons Transactions
Transition Services Agreement, page 126

9.	Please revise to disclose the percentage above the costs of the services that Veoneer will pay pursuant to the Transition Services Agreement, and provide an estimate, if possible, of the aggregate dollar value of the amount Veoneer will pay per year for the duration of the Transition Services Agreement pursuant to Item 404(a)(3) of Regulation S-K.

Description of Capital Stock
Exclusive Forum, page 138

10.	We note your disclosure on page 138 that your certificate of incorporation contains an exclusive forum provision and that, while you intend to ask your stockholders to vote on whether to keep this provision in your certificate of incorporation, your certificate of incorporation provides that the exclusive forum provision may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of your stock entitled to vote. Please include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits or limit stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with the company and its officers and directors and that the provision can only be amended by a vote of at least 80% of the voting power of all of the outstanding shares of stock entitled to vote.

Material U.S. Federal Income Tax Consequences, page 145

11.	We note your disclosure on page 146 that the spin-off is conditioned upon receiving a tax opinion from Alston & Bird LLP that the transaction will be generally tax free for U.S. federal income tax purposes. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement and revise to disclose whether receipt of the tax opinion that the distribution will be generally tax free for shareholders is a waviable condition. Similarly, please tell us whether the company intends to receive the written advice from Deloitte Sweden prior to the the effectiveness of the registration and revise to disclose whether the written advice that receipt of the distribution will be generally tax free for SDR holders is a waivable condition.

Notes to Combined Financial Statements
Note 4. Fair Value Measurements, page F-19

12.   Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measures on a nonrecurring basis in a tabular format as required by ASC 820-10-50-8.

        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

                                                Division of Corporation Finance
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